SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Final Amendment (Amendment No. 1)*

Nightstar Therapeutics plc

(Name of Issuer)

American Depositary Shares and Ordinary Shares, nominal value £0.01 per share

(Title of Class of Securities)

65413A101**

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 65413A101 has been assigned to the American Depositary Shares of the Company, which are quoted on the Nasdaq Global Select Market under the symbol “NITE.” Each American Depositary Share represents 1 Ordinary Share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 65413A101	SCHEDULE 13G	Page 2 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Woodford Investment Management Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Ordinary Shares, nominal value £0.01 per share (“Ordinary Shares”)
	6	SHARED VOTING POWER 0 Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0 Ordinary Shares
	8	SHARED DISPOSITIVE POWER 0 Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON FI

CUSIP NO. 65413A101	SCHEDULE 13G	Page 3 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Neil Woodford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Ordinary Shares
	6	SHARED VOTING POWER 0 Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0 Ordinary Shares
	8	SHARED DISPOSITIVE POWER 0 Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 65413A101	SCHEDULE 13G	Page 4 of 9

This Amendment No. 1 amends and restates in its entirety the Schedule 13G filed by Woodford Investment Management Ltd and Neil Woodford on February 14, 2019 (as amended and restated, this “Schedule 13G”). This Amendment No. 1 is the final amendment to the Schedule 13G and is an exit filing. (1)

Item 1(a).	Name of Issuer:

Nightstar Therapeutics plc (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

10 Midford Place, 2nd Floor London W1T 5BJ United Kingdom

Items 2(a),
(b) and (c).	Name of Persons Filing, Address of Principal Business Office and Citizenship:

This Schedule 13G is being filed jointly by Woodford Investment Management Ltd (the “Manager”) and Neil Woodford, the Head of Investment for the Manager. The joint filing agreement of the Manager and Mr. Woodford is attached as Exhibit 1 to this Schedule 13G. The filers of this statement are collectively referred to herein as the “Group.”

The principal business office of the Manager and Mr. Woodford is 27 Old Gloucester Street, London WC1N 3AX, United Kingdom. For the place of organization of the Manager and the citizenship of Mr. Woodford, see Item 4 of their respective cover pages.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, nominal value £0.01 per share (“Ordinary Shares”) represented by American Depositary Shares (“ADS”), each of which represents one Ordinary Share.

Item 2(e).	CUSIP Number:

There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 65413A101 has been assigned to the ADS, which are quoted on the Nasdaq Global Select Market under the symbol “NITE.”

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. ☐ 78c).

(1) The original Schedule 13G filing for the Manager and Mr. Woodford relating to this Issuer pertained to Ordinary Shares (represented by ADS) held of record by each of the LF Woodford Equity Income Fund (“LFW”) and the West Fund, which were deemed beneficially owned by the Manager and Mr. Woodford due to the Manager’s status as the investment manager of each such fund, and Mr. Woodford’s status as Head of Investment for the Manager. As of October 15, 2019 and May 3, 2019, the Manager ceased to be the investment manager of LFW and the West Fund, respectively, and as a result, such securities are no longer beneficially owned by the Manager or Mr. Woodford as of each such date.

CUSIP NO. 65413A101	SCHEDULE 13G	Page 5 of 9

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☒

Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: The Manager is eligible to file pursuant to §240.13d-1(b)(1)(ii)(J) and is an investment manager authorized and regulated by the Financial Conduct Authority of the United Kingdom which is comparable to the regulatory scheme applicable to the investment advisers covered by Item 3(e) above. See Exhibit 1 for the identification and classification of each member of the Group.

Item 4.	Ownership.

(a)	Amount beneficially owned:

0 Ordinary Shares (represented by 0 ADS)

(b)	Percent of class:

0.0%.

(c)	Number of Ordinary Shares (represented by ADS) to which each member of the Group has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose of or direct the disposition of: 0

CUSIP NO. 65413A101	SCHEDULE 13G	Page 6 of 9

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof each member of the Group has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 1.

CUSIP NO. 65413A101	SCHEDULE 13G	Page 7 of 9

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certification.

By signing below each member of the Group certifies that, to the best of his or its knowledge and belief, (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect and (ii) the foreign regulatory scheme applicable to investment managers authorized and regulated by the Financial Conduct Authority of the United Kingdom is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). Each member of the Group also undertakes to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP NO. 65413A101	SCHEDULE 13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2020

WOODFORD INVESTMENT MANAGEMENT LTD

By:	/s/ Paul Green
	Name:	Paul Green
	Title:	Head of Operations and Authorized Signatory

/s/ Neil Woodford
Neil Woodford

This Schedule 13G is being jointly filed by the Group. The Manager is an investment manager, authorized and regulated by the Financial Conduct Authority of the United Kingdom, in the business of investment management. Mr. Woodford serves as the Head of Investment for the Manager. Mr. Woodford, as a controlling person of the Manager, may be deemed to have beneficial ownership under Section 13 of the Securities Exchange Act of 1934, as amended, of the securities beneficially owned by the Manager. Securities previously reported on this Schedule 13G as being beneficially owned by the Group were purchased on behalf of clients of the Manager.

Pursuant to Rule 13d-4, Mr. Woodford declares that the filing of this Schedule 13G shall not be deemed an admission by him that he is, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities previously covered by this Schedule 13G.

CUSIP NO. 65413A101	SCHEDULE 13G	Page 9 of 9

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares (represented by ADS, each of which represents one Ordinary Share) of the Issuer and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

Dated: February 4, 2020

WOODFORD INVESTMENT MANAGEMENT LTD

By:	/s/ Paul Green
	Name:	Paul Green
	Title:	Head of Operations and Authorized Signatory

/s/ Neil Woodford
Neil Woodford

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

The Group filing this Schedule 13G is comprised of Woodford Investment Management Ltd and Neil Woodford, its Head of Investment.

Item 3 Classification:

Woodford Investment Management Ltd:  A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

Neil Woodford: A control person in accordance with § 240.13d-1(b)(1)(ii)(G).